July 12, 2024

Ng Wai Ian
Director, Chairman of the Board and Chief Executive Officer
Zenta Group Co Ltd
Avenida do Infante D. Henrique
No. 47-53A, Macau Square
8th Floor, Unit J
Macau 999078

       Re: Zenta Group Co Ltd
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 14, 2024
           CIK No. 0002011458
Dear Ng Wai Ian:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
May 30, 2024 letter.

Amendment No. 1 to Draft Registration Statement filed June 14, 2024 Industry Overview, page 52

1. You note that the competitive landscape for the investment services industry includes banks, securities companies and insurance companies. Please clarify whether you are offering the types of services offered by these entities. Your disclosure in the prospectus suggests that your focus is on specialized consulting for industrial parks.
 July 12, 2024
Page 2
General

2. Where you discuss your investment consultation services business on page 69, and elsewhere as appropriate, please revise to clearly indicate the type of investment consultation services provided and the scope of current projects you have undertaken. Your description of yourself as an investment advisor suggests that you make securities investment recommendations, however your disclosure suggests that you provide other services such as hiring and coordinating professionals and advising on internal controls and risk management. To the extent your investment consultation services relate to a specific type of investment or are more of a project-based consultation service that sometimes includes investments, please make this clear and indicate the type of investments on which you advise. Based on Note 3 to your financial statements, it appears that the investment services relate to acquiring a stake in a specific project in an industrial park. If all of your investment services and brokerage fees relate to this type of investment, please make this clear in your disclosure. Indicate how you identify the investment opportunities and whether they are the same projects as those you consult on when generating project research fees, and disclose that all of your investment consultation services to date have been provided to related parties, if true. Please also indicate whether you are required to register under any applicable regulations given your services as an investment advisor.
3. Please define the scope of the fintech business that you are developing and the specific services you are providing. The term fintech implies many different types of services and technology, as evidenced by your definition of fintech services on page 57, and it is unclear which you are pursuing and how you will be involved. Also revise the description of the fintech industry in your Industry Overview to focus on the particular type of fintech that you are, or plan to be, involved in. Please also explain the type of services you will provide pursuant to the business agreements entered into in January 2024, as the disclosure says only that you will provide "fintech product and on-going services."

        Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336
if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Lawrence Venick